

September 28, 2010

VIA U.S. MAIL

Hans Wadsack
President
Hermes Jets, Inc.
2533 North Carson Street, Suite 4621
Carson City, NV 89706

Re: Hermes Jets, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed September 16, 2010
File No. 333-164524

Dear Mr. Wadsack:

We have reviewed your amended registration statement and have the following comments.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 26

1. In the last paragraph of this section, please revise the third sentence to reflect a monthly burn rate of $10,000 as disclosed elsewhere in the filing.

Unaudited Interim Financial Statements – June 30, 2010

Statements of Cash Flows, page 36

2. Please reflect the change in amounts due to related party as an operating activity similar to that previously reflected on page 46. Such amounts should not be reflected as financing activities for all periods presented. As a result of these changes, the narrative discussion in the fifth paragraph under MD&A – Liquidity and Capital Resources on page 26 should be revised accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Legal Branch Chief

cc: Via facsimile (813) 832-5284
        Michael T. Williams, Esq.
        Williams Law Group, P.A.